File No. 812-[      ]

As filed with the Securities and Exchange Commission on February 15, 2016

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION
15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN
DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

The Vanguard Group, Inc.	Vanguard Municipal Bond Funds
Vanguard Admiral Funds	Vanguard New Jersey Tax-Free Funds
Vanguard Bond Index Funds	Vanguard New York Tax-Free Funds
Vanguard California Tax-Free Funds	Vanguard Ohio Tax-Free Funds
Vanguard Charlotte Funds	Vanguard Pennsylvania Tax-Free Funds
Vanguard Chester Funds	Vanguard Quantitative Funds
Vanguard Convertible Securities Fund	Vanguard Scottsdale Funds
Vanguard Explorer Fund	Vanguard Specialized Funds
Vanguard Fenway Funds	Vanguard STAR Funds
Vanguard Fixed Income Securities Funds	Vanguard Tax-Managed Funds
Vanguard Horizon Funds	Vanguard Trustees’ Equity Fund
Vanguard Index Funds	Vanguard Valley Forge Funds
Vanguard International Equity Index Funds	Vanguard Variable Insurance Funds
Vanguard Malvern Funds	Vanguard Wellesley Income Fund
Vanguard Massachusetts Tax-Exempt Funds	Vanguard Wellington Fund
Vanguard Money Market Reserves	Vanguard Whitehall Funds
Vanguard Montgomery Funds	Vanguard Windsor Funds
Vanguard Morgan Growth Fund	Vanguard World Fund

Please direct all communications regarding this Application to:

Ross M. Oklewicz, Esq.	Michael W. Mundt
The Vanguard Group, Inc.	Stradley Ronon Stevens & Young
Mail Stop V26	1250 Connecticut Avenue, N.W.
P.O. Box 2600	Suite 500
Valley Forge, PA 19482-2600	Washington, DC 20036

This Application (including Exhibits) contains 28 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	) APPLICATION PURSUANT TO SECTION
) 6(c) OF THE INVESTMENT COMPANY
The Vanguard Group, Inc. and	) ACT OF 1940, AS AMENDED, FOR AN
Vanguard Admiral Funds	) ORDER OF EXEMPTION FROM SECTION
Vanguard Bond Index Funds	) 15(a) OF THE ACT AND RULE 18f-2
Vanguard California Tax-Free Funds	) UNDER THE ACT AND FROM CERTAIN
Vanguard Charlotte Funds	) DISCLOSURE REQUIREMENTS UNDER
Vanguard Chester Funds	) VARIOUS RULES AND FORMS
Vanguard Convertible Securities Fund	)
Vanguard Explorer Fund	)
Vanguard Fenway Funds	)
Vanguard Fixed Income Securities Funds
Vanguard Horizon Funds
Vanguard Index Funds
Vanguard International Equity Index Funds
Vanguard Malvern Funds
Vanguard Massachusetts Tax-Exempt Funds
Vanguard Money Market Reserves
Vanguard Montgomery Funds
Vanguard Morgan Growth Fund
Vanguard Municipal Bond Funds
Vanguard New Jersey Tax-Free Funds
Vanguard New York Tax-Free Funds
Vanguard Ohio Tax-Free Funds
Vanguard Pennsylvania Tax-Free Funds
Vanguard Quantitative Funds
Vanguard Scottsdale Funds
Vanguard Specialized Funds
Vanguard STAR Funds
Vanguard Tax-Managed Funds
Vanguard Trustees’ Equity Fund
Vanguard Valley Forge Funds
Vanguard Variable Insurance Funds
Vanguard Wellesley Income Fund
Vanguard Wellington Fund
Vanguard Whitehall Funds
Vanguard Windsor Funds
Vanguard World Fund

Investment Company Act of 1940
File No. 812-[ ]

I. INTRODUCTION

     Vanguard Admiral Funds, Vanguard Bond Index Funds, Vanguard California Tax-Free Funds, Vanguard Charlotte Funds, Vanguard Chester Funds, Vanguard Convertible Securities Fund, Vanguard Explorer Fund, Vanguard Fenway Funds, Vanguard Fixed Income Securities Funds, Vanguard Horizon Funds, Vanguard Index Funds, Vanguard International Equity Index Funds, Vanguard Malvern Funds, Vanguard Massachusetts Tax-Exempt Funds, Vanguard Money Market Reserves, Vanguard Montgomery Funds, Vanguard Morgan Growth Fund, Vanguard Municipal Bond Funds, Vanguard New Jersey Tax-Free Funds, Vanguard New York Tax-Free Funds, Vanguard Ohio Tax-Free Funds, Vanguard Pennsylvania Tax-Free Funds, Vanguard Quantitative Funds, Vanguard Scottsdale Funds, Vanguard Specialized Funds, Vanguard STAR Funds, Vanguard Tax-Managed Funds, Vanguard Trustees’ Equity Fund, Vanguard Valley Forge Funds, Vanguard Variable Insurance Funds, Vanguard Wellesley Income Fund, Vanguard Wellington Fund, Vanguard Whitehall Funds, Vanguard Windsor Funds, and Vanguard World Fund (each, a “Trust”), each a registered open-end investment company organized or advised by The Vanguard Group, Inc., and each of which offers one or more series of shares (each, a “Fund,” and collectively, the “Funds”), on their own behalf and on behalf of each Fund, and The Vanguard Group, Inc. (“VGI,” and together with the Trusts, the “Applicants”),1 hereby file this application, as amended (the “Application”), for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

     Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit VGI, subject to the approval of the board of trustees of the relevant Trust (the “Board”), including a majority of those trustees who are not “interested persons” of the Trusts or VGI, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to select certain wholly-owned (as defined below) and non-affiliated investment advisers (each, a “Selected Adviser,” and collectively, the “Selected Advisers”) to manage all or a portion of the assets of a Fund and, without obtaining shareholder approval, the Funds or VGI to (i) enter into investment advisory agreements with the Selected Advisers (each, a “Selected Advisory Agreement,” and collectively, the “Selected Advisory Agreements”), and (ii) materially amend Selected Advisory Agreements with the Selected Advisers. As used herein, a Selected Adviser for a Fund is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of VGI, or (2) a sister company of VGI that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns VGI (each of (1) and (2), a “Wholly-Owned Selected Adviser,” and collectively, the “Wholly-Owned Selected Advisers”), or (3) an investment adviser that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund or VGI, except to the extent that an affiliation arises solely because the

1 As the context may require, the term “VGI” includes (i) VGI, and (ii) any entity controlling, controlled by or under common control with, VGI or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

investment adviser serves as an investment adviser to one or more Funds (each, a “Non-Affiliated Selected Adviser,” and collectively, the “Non-Affiliated Selected Advisers”).2

     Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

     Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Fund and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that: (i) is organized, managed, or advised by VGI, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Selected Fund”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.3

     Applicants are seeking this exemption primarily to enable VGI and the Board to obtain for each Selected Fund the services of one or more Selected Advisers believed by VGI and the Board to be particularly well suited to manage all or a portion of the assets of the Selected Fund, and to make material amendments to Selected Advisory Agreements believed by VGI and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Selected Advisory Agreements.4 VGI operates “at cost” and provides each of the Funds with corporate management, administrative, transfer agency, and distribution services.5 Under the proposed structure, VGI would evaluate, allocate assets to and oversee the Selected Advisers, and make recommendations about their hiring, termination and

2 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B)
any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

3 The requested relief will not extend to any investment adviser, other than a Wholly-Owned Selected Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Selected Funds, the Trusts, or
VGI, other than by reason of serving as an investment adviser to one or more of the Selected Funds (“Affiliated
Selected Adviser”).

4 The term “Board” also includes the board of trustees or directors of a future Selected Fund.

5 VGI also provides advisory services to certain of the Funds.

replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

     If the relief sought is granted, the Funds or VGI, with the approval of the Board, including a majority of the members of the Board who are Independent Trustees, would on behalf of each Selected Fund, without obtaining shareholder approval, be permitted to: (i) hire a Non-Affiliated Selected Adviser or a Wholly-Owned Selected Adviser, including terminating an existing investment adviser and replacing it with one or more Non-Affiliated Selected Advisers or Wholly-Owned Selected Advisers, and (ii) materially amend Selected Advisory Agreements with Non-Affiliated Selected Advisers and Wholly-Owned Selected Advisers. Shareholder approval will continue to be required for any other investment adviser changes and material amendments to an existing advisory agreement with any investment adviser other than a Non-Affiliated Selected Adviser or a Wholly-Owned Selected Adviser, in each case (all such changes and amendments requiring shareholder approval referred to herein as “Ineligible Selected Adviser Changes”), except as otherwise permitted by applicable law or by rule.

     Applicants currently operate pursuant to an order of the Commission granting the relief requested herein solely with respect to Non-Affiliated Selected Advisers.6 To the extent that certain Funds require the relief requested in this Application with respect to Wholly-Owned Selected Advisers, the Funds would rely on the requested order rather than the Prior Order.

     For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Selected Funds would benefit from the requested relief by avoiding delays in hiring or replacing Selected Advisers and costs associated with the proxy solicitation to approve new or amended Selected Advisory Agreements.

II. THE TRUSTS

     Each Trust is registered under the 1940 Act as an open-end management investment company and is organized as a Delaware statutory trust. Each Trust is a member of The Vanguard Group, a group of investment companies consisting of more than 190 Funds, each of which has its own investment objective, policies, and restrictions.7 Each Trust has a Board that

6 Vanguard Convertible Securities Fund, et al., Investment Company Act Release Nos. 26062 (May 29, 2003)
(notice) and 26089 (June 25, 2003) (order) (“Prior Order), based on File No. 12380 (filed May 8, 2003)
(“Prior Application”). The Prior Order superseded an original order granted by the Commission for similar relief. See The Vanguard Group, Inc., et al., Investment Company Act Release Nos. 19411 (Apr. 16, 1999)
(notice) and 19471 (May 12, 1993) (order) (“Original Order”).

7 Shares of Vanguard Variable Insurance Funds may be offered and sold through insurance company accounts, which are used to fund variable annuity contracts. Depending upon applicable law or the terms of the insurance contract, the right to vote shares is held by variable contract owners and insurance companies. Therefore, the term “shareholder” as used in this Application shall include variable contract owners and insurance companies entitled to give voting instructions with respect to a Fund. Pursuant to current Commission requirements and
Commission staff interpretations, insurance companies vote Fund shares held in registered separate accounts in accordance with voting instructions received from variable contract owners or payees. In addition, Fund shares sets broad policies for the Trust and the Trust’s Funds and chooses the Trust’s officers. Each Trust, on behalf of its Funds, has retained either VGI and/or at least one Non-Affiliated Selected Adviser to provide investment advisory services to the Funds.

III. VGI

     VGI is a Pennsylvania corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and as a transfer agent under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). VGI is wholly and jointly owned by investment companies in The Vanguard Group, including each of the Trusts that is a party to this Application. This “mutual” ownership structure is unique in the mutual fund industry. VGI operates “at cost” and provides each of the Funds with corporate management, administrative, transfer agency, and distribution services. VGI also provides advisory services to certain of the Funds.8

     To provide services to the Funds, VGI employs a supporting staff of management and administrative personnel. VGI also provides the Funds with furnishings and equipment. Pursuant to exemptive orders issued by the Commission in 1975 and 1981, and under the terms of the Funds’ Service Agreement (“FSA”) between the Trusts and VGI, each Fund pays a portion of VGI’s total expenses.9 In addition, each Fund bears its own direct expenses such as legal, auditing, and custodian fees.

held in registered separate accounts for which contract owners or payees are entitled to give voting instructions, but as to which no voting instructions are received, are voted in proportion to the shares for which voting instructions have been received by that company. The term “payee” as used in this Application shall include an individual entitled to the receipt of payment under a variable annuity contract.

8 The Selected Funds’ investment advisory arrangements may be divided into two categories: (i) Selected Funds advised by one or more Selected Advisers; and (ii) Selected Funds advised by VGI and one or more Selected
Advisers. As the Commission is aware, no shareholder approval is necessary for VGI to serve as an investment adviser to a Fund because Section 2(a)(20)(B)(iii) of the 1940 Act excludes from the definition of “investment adviser” a company providing investment advisory services at cost to one or more investment companies. See,
e.g., Exemption for Certain Investment Advisers and Principal Underwriters of Investment Companies,
Investment Company Act Release No. 10809 (Aug. 6, 1979) at footnote 1.

9 All expenses incurred in the operation of the Funds will be allocated among the various Funds in accordance with the FSA. In 1975, the Commission granted exemptive relief to certain funds advised and managed by
Wellington Management Company that permitted those funds to internalize their corporate administrative functions by owning and operating a service company – VGI – that would provide those functions “at cost.”
Wellington Fund, Inc., et al., Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676
(Feb. 18, 1975) (order). The 1975 order was amended in 1981, 1983, 1987 and 1992, in each case to increase
VGI’s authorized capital. See Investment Company Act Release Nos. 1176 (May 4, 1981); 13613 (Nov. 3,
1983); 15846 (July 2, 1987); and 19184 (Dec. 29, 1992). None of the amending orders affected the allocation methodologies. Before granting the 1975 order, the Commission reviewed a proposed Funds’ Service
Agreement under which each Fund would pay VGI its portion of the actual cost of operating VGI. After the
1975 order was granted, the Trusts entered into the FSA with VGI, which, as amended, is still in effect.
According to the most recent version of the FSA, each Fund must pay VGI “its share of the direct and indirect expenses of [VGI’s] providing corporate management and administrative services, including distribution services of an administrative nature, as allocated among the [F]unds, with allocation of indirect costs based on one or more of the following methods of allocation . . .” – those methods being net assets, personnel time of

IV. THE SELECTED ADVISERS

     VGI’s Portfolio Review Department (“PRD”) is responsible for evaluating, selecting, and recommending Selected Advisers to the relevant Boards. VGI employs individuals with the expertise necessary to evaluate and select the most suitable advisory services for the Selected Funds and to negotiate competitive and fair fees for those services. VGI’s unique management structure, which results from the Trusts’ ownership of VGI, mitigates any potential conflict of interest that may arise when individuals within PRD evaluate, select, and recommend Selected Advisers to the relevant Boards.10

     The Selected Advisers are or will be “investment advisers” to the Selected Funds within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Selected Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Selected Advisers are or will be registered with the Commission as investment advisers under the Advisers Act or are not subject to such registration. VGI has selected or will select Selected Advisers based on VGI’s evaluation of the Selected Advisers’ skills in managing assets pursuant to particular investment styles, and has recommended or will recommend their hiring to the Board. One or more of the Selected Funds may employ multiple Selected Advisers. In those instances, VGI would allocate and, as appropriate, reallocate a Selected Fund’s assets among the Selected Advisers, and the Selected Advisers would have management oversight of that portion of the Selected Fund allocated to each of them.

     VGI will engage in an on-going analysis of the continued advisability of retaining a Selected Adviser and will make recommendations to the Board as necessary. VGI has also negotiated or will also negotiate and renegotiate the terms of the Selected Advisory Agreements

VGI employees, number of shareholder accounts, and/or such other methods of allocation as may be approved by VGI’s Board of Directors. In 1981, after several contested administrative hearings, the Commission granted further relief that permitted the Funds to internalize the Funds’ marketing and distribution through a new subsidiary of VGI –Vanguard Marketing Corporation (“VMC”). See Investment Company Act Release No.
11645 (Feb. 25, 1981) (Opinion of the Commission and Final Order). The 1981 order concluded that “[t]he proposed plan benefits each fund within a reasonable range of fairness. Specifically, the plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the [f]unds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the
[f]unds with direct and conflict-free control over distribution functions.” The 1981 order requires that VMC’s expenses be allocated among the Funds according to a formula (the “Distribution Formula”) based 50% on a fund’s average month-end net assets during the preceding quarter relative to the average month-end net assets of the other Vanguard funds, and 50% based on the fund’s sales of new shares relative to the sales of new shares of the other Vanguard funds during the preceding 24 months. To ensure that a new Fund is not unduly burdened, the Distribution Formula includes a ceiling so that no Fund’s payment (expressed as a percentage of its assets)
exceeds 125% of the average expenses of the Funds as a group (expressed as a percentage of the group’s total assets). In addition, no Fund may pay more than 0.2% of its average month-end net assets for distribution. After the SEC issued the 1981 order, the Funds’ Service Agreement was amended to include the Distribution
Formula.

10 As of the date of this Application, the Selected Funds have entered into Selected Advisory Agreements with the
Selected Advisers identified in Exhibit C.

with the Selected Advisers, including the fees paid to the Selected Advisers, and will make recommendations to the Board as needed.

     The Selected Advisers, subject to the supervision of VGI and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by a Selected Fund’s portfolio or a portion thereof, and will place orders with brokers or dealers that they select. The Selected Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Selected Fund, and will assist VGI in maintaining the Selected Fund’s compliance with the relevant requirements of the 1940 Act. The Selected Advisers will monitor the respective Selected Fund’s investments and will provide periodic reports to the Board and VGI. The Selected Advisers also will make their officers and employees available to VGI and the Board to review the investment performance and investment policies of the Selected Fund.

     Each existing Selected Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Selected Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, except to the extent that a shareholder vote was not required under the 1940 Act or under the Original Order or Prior Order. The terms of each Selected Advisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Selected Advisory Agreement sets forth or will set forth the duties of the Selected Adviser and precisely describes or will precisely describe the compensation that the Selected Adviser will receive for providing services to the relevant Selected Fund, and provides or will provide that: (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Board or by the shareholders of the applicable Selected Fund on not more than sixty days’ written notice to the Selected Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, Applicants will continue the shareholder approval process for Selected Advisory Agreements with Wholly-Owned Selected Advisers until such time as the Commission grants the requested exemptive relief to Applicants.

     The terms of the Selected Advisory Agreements also will be reviewed and renewed by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. The Board will dedicate substantial time to review contract matters, including matters relating to Selected Advisory Agreements. The Board will review comprehensive materials received from VGI, the Selected Advisers, independent third parties and, if requested, independent counsel. The Board will consist of a majority Independent Trustees. Applicants will continue this review and renewal process for Selected Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

     The Board will review information provided by VGI and Selected Advisers when it is asked to approve or renew Selected Advisory Agreements. A Selected Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of any Selected Advisory Agreement is available in the Selected Fund’s annual or semi-annual report to shareholders for the relevant period as currently required by Item 10(a)(1)(iii) of Form

N-1A. The information provided to the Board will be maintained as part of the records of the respective Selected Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

     Pursuant to the Selected Advisory Agreements, the Selected Funds have agreed or will agree to pay a fee directly to the Selected Advisers.11 The fee paid to a Selected Adviser is or will be the result of negotiations between VGI and the Selected Adviser and has been or will be approved by the Board, including a majority of the Independent Trustees. Each Selected Adviser will bear its own expenses of providing investment management services to the relevant Selected Fund.

     If the name of any Selected Fund contains the name of a Selected Adviser, then the name of VGI, or a trademark or trade name that is owned by or publicly used to identify VGI, will precede the name of the Selected Adviser.

V. REQUEST FOR EXEMPTIVE RELIEF

     Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI. LEGAL ANALYSIS AND DISCUSSION

a. Shareholder Vote

    i. Regulatory Background

     Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

11 Although a Selected Fund normally will compensate a Selected Adviser directly, in the future, a Selected Fund may pay the advisory fee for a Selected Adviser to VGI and VGI would compensate the Selected Adviser out of that advisory fee.

     Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Selected Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Selected Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

     Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Selected Fund to approve Selected Advisory Agreements whenever VGI proposes to the Board to hire new Selected Advisers to manage the assets of a Selected Fund. These provisions also would require shareholder approval by a majority vote for any material amendment to Selected Advisory Agreements.

     Each Selected Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.12 In addition, the Selected Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Selected Advisers.13

     Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to recommend, hire and terminate Wholly-Owned Selected Advisers. Certain Wholly-Owned Selected Advisers may run their own day-to-day operations and have their own investment personnel. Therefore, in certain instances appointing certain Wholly-Owned Selected Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

    ii. Requested Relief

     Applicants seek relief to (i) select Selected Advisers to manage all or a portion of the assets of a Selected Fund and enter into Selected Advisory Agreements and (ii) materially amend Selected Advisory Agreements with the Selected Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe that the relief sought should be granted by the Commission because: (1) a Selected Fund either will operate, or may operate, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling a Selected Fund to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately

12 See Section 15(a)(3) of the 1940 Act.

13 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

    1. Operations of the Trusts

     Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts.14 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.15 The relief sought in this Application is consistent with this public policy.

     In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for Selected Funds, VGI may not be responsible for the day-to-day investment decisions and instead, VGI selects, supervises, and evaluates investment advisers who ultimately are responsible for the day-to-day investment decisions for a Selected Fund.16

     Primary responsibility for the selection and supervision of the Selected Advisers is vested in VGI, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Selected Advisers in VGI in light of the management structure of the Selected Fund, as well as the shareholders’ expectation that VGI is in possession of information necessary to select the most capable Selected Advisers. VGI has the requisite expertise to evaluate, select and supervise the Selected Advisers.

     From the perspective of the shareholder, the role of the Selected Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Selected Advisers are each charged with the selection of portfolio investments in accordance with a Selected Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Selected Fund. Shareholders expect VGI, subject to review and approval of the Board, to select the Selected Advisers who are in the best position to achieve the Selected Fund’s investment objective. Shareholders also rely on VGI for the overall management of a Selected Fund and the Selected Fund’s total investment performance.

     Whenever required by Section 15(c) of the 1940 Act, the Board will request, and VGI and a Selected Adviser will furnish, such information as may be reasonably necessary for the

14 See Section 1(b)(6) of the 1940 Act.

15 Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess.
253 (1940) (statement of David Schenker).

16 Although VGI may not make day-to-day investment decisions for a Selected Fund, it may manage a portion of a
Selected Fund.

Board to evaluate the terms of the Selected Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Selected Funds in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

     In addition, VGI and the Board will consider the reasonableness of the Selected Adviser’s compensation with respect to each Selected Fund for which the Selected Adviser will provide portfolio management services. The Selected Adviser’s fee will be payable directly by a Selected Fund.17 Accordingly, VGI and the relevant Board will analyze the fees paid to a Selected Adviser in evaluating the reasonableness of the overall arrangement for the Selected Fund, consistent with the requirements of Section 15(c) of the 1940 Act.

    2. Lack of Economic Incentives

     With respect to the relief sought herein, Applicants believe that to the extent VGI has an economic incentive in selecting a Selected Adviser, it would not be able to act to the detriment of the shareholders of the Selected Fund because of the conditions set forth in this Application. Applicants assert that conditions 7, 9 and 10 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Trustees. For any Selected Fund that uses an investment adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of VGI, including, but not limited to, Wholly-Owned Selected Advisers, condition 9 requires the Board to make a separate finding, reflected in the Board minutes, that any change in Selected Advisers to manage all or a portion of the assets of that Selected Fund is in the best interests of the Selected Fund and its shareholders. A new Selected Adviser also would need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Selected Adviser. If VGI proposes to terminate a Non-Affiliated Selected Adviser and hire a Wholly-Owned Selected Adviser for a Selected Fund, the fees and other terms of the Selected Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the allocation of the costs of providing VGI’s advisory services to the Selected Fund would remain subject to annual review by the Board.18 Each Selected Advisory Agreement would also remain subject to review by the Board, including a majority of the Independent Trustees.

    3. Benefits to Shareholders

     Unless the relief requested is granted, when a Selected Fund retains a Wholly-Owned Selected Adviser, the shareholders of the Selected Fund may be required to approve the Selected Advisory Agreements. Similarly, if Selected Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Selected Fund may be required. Moreover, if Selected Advisory Agreements were “assigned” as a result of a change in control of the

17 See supra note 11 and accompanying text.

18 The allocation of the costs of providing VGI’s advisory services to a Selected Fund would be subject to the
Funds’ service agreement. See supra note 9 and accompanying text.

Selected Advisers, the shareholders of the affected Selected Fund may be required to approve retaining the existing Selected Adviser. In all these instances, the need for shareholder approval would require the Selected Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Selected Fund, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Selected Adviser or one whose management team has parted ways with the Selected Adviser, potentially harmful to the Selected Fund and its shareholders.

     As noted above, shareholders investing in a Selected Fund that has Selected Advisers are expecting VGI to manage the Selected Fund’s assets by overseeing, evaluating, monitoring and recommending Selected Advisers rather than by hiring its own personnel to manage the assets directly.19 Applicants believe that permitting VGI to perform the duties for which the shareholders of the Selected Fund have selected VGI - the selection, supervision and evaluation of the Selected Advisers - without incurring unnecessary delays or expenses is appropriate in the interest of the Selected Fund’s shareholders and will allow such Selected Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Selected Fund will be able to replace Selected Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and VGI believe that a change would benefit a Selected Fund and its shareholders. Moreover, without the requested relief, if a Selected Advisory Agreement were “assigned” as a result of a change in control of the Selected Adviser, the shareholders of the affected Selected Fund would be required to approve retaining the existing Selected Adviser.

     If the requested relief is granted, the Board will consider the Selected Advisory Agreements in connection with its contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each Selected Adviser.

    4. Shareholder Notification

     With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Selected Fund will include all information required by Form N-1A concerning the Selected Advisers. If new Selected Advisers are retained or Selected Advisory Agreements are materially amended, the Selected Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

     If new Selected Advisers are hired, the Selected Fund will inform shareholders of the hiring of a new Selected Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Selected Adviser is hired for any Selected Fund, that Selected Fund will furnish to its shareholders either a Multi-manager Notice or a

19 However, VGI, subject to Board oversight, may select its own personnel to manage a portion of a Selected
Fund.

Multi-manager Notice and Multi-manager Information Statement;20 and (b) the Selected Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first provided to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Selected Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Selected Advisory Agreements.

     Prior to any Selected Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Selected Fund will have approved its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. If a Selected Fund obtains or has obtained shareholder approval of the management structure described in this Application before the order requested in the Application is issued, the prospectus for such Selected Fund will contain, at all times following that approval, the disclosures required by condition 3 to this Application. In the case of any new Selected Fund that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

     A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

b. Fee Disclosure

    i. Regulatory Background

     Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

20 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Selected Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this
Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website;
(c) provide the website address; (d) state the time period during which the Multi-manager Information
Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-
manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-
manager Information Statement may be obtained, without charge, by contacting the Selected Fund.

     Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Selected Fund to disclose the fees paid to Selected Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

     Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions may be deemed to require the Selected Fund’s financial statements to include information concerning fees paid to the Selected Advisers. An exemption is requested to permit the Selected Fund to include only the Aggregate Fee Disclosure (as defined below). All other items required by Section 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

    ii. Requested Relief

     Applicants seek relief to permit each Selected Fund to disclose (as a dollar amount and a percentage of a Selected Fund’s net assets) (a) the aggregate fees paid to VGI and any Wholly-Owned Selected Advisers; (b) the aggregate fees paid to Non-Affiliated Selected Advisers; and (c) the fee paid to each Affiliated Selected Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Selected Fund’s net assets.

     As noted above, a Selected Fund may operate in a manner different from a traditional investment company. By investing in a Selected Fund, shareholders expect VGI to manage the Selected Fund by overseeing, evaluating, monitoring and recommending Selected Advisers rather than by hiring its own personnel to manage the assets directly.21 VGI, under the supervision of the Board, is responsible for overseeing the Selected Advisers and recommending their hiring and replacement. The Selected Fund normally would compensate the Selected Advisers directly, although if a Selected Fund pays the advisory fee for a Selected Adviser to VGI, VGI may compensate the Selected Advisers out of that advisory fee. Disclosure of the individual fees that the Selected Fund or VGI would pay to the Selected Advisers does not serve any meaningful purpose since investors expect VGI to oversee, monitor, evaluate and negotiate compensation of the Selected Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Selected Advisers are to inform shareholders of expenses to be charged by a particular Selected Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Aggregate Fee Disclosure will allow shareholders to know what the Selected Fund’s fees and expenses are and to compare the advisory fees a Selected Fund is charged to those of other investment companies.

     Indeed, in a more conventional arrangement, requiring the Selected Fund to disclose the fees negotiated with the Selected Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Selected Funds, the shareholders will have chosen to rely upon VGI’s expertise in monitoring the Selected Advisers, recommending the Selected Advisers’ selection and termination (if necessary), and negotiating the compensation of the Selected Advisers. There are no policy reasons that require shareholders of the Selected Fund to be informed of the individual Selected Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.22

     The requested relief would benefit shareholders of the Selected Fund because it would improve VGI’s ability to negotiate the fees paid to Selected Advisers. VGI’s ability to negotiate with the various Selected Advisers would be adversely affected by public disclosure of fees paid to each Selected Adviser. If a Selected Fund is not required to disclose the Selected Advisers’

21 However, VGI, subject to Board oversight, may select its own personnel to manage a portion of a Selected Fund.

22 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004).
Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Selected Fund, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Selected Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Selected Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each
Selected Adviser.

fees to the public, VGI may be able to negotiate rates that are below a Selected Adviser’s “posted” amounts. Moreover, if one Selected Adviser is aware of the advisory fee paid to another Selected Adviser, the Selected Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Selected Advisers to negotiate lower advisory fees with VGI if the lower fees are not required to be made public.

c. Precedent

     Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Selected Advisers and Wholly-Owned Selected Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Amplify ETF Trust and Amplify Investments LLC, Investment Company Act Rel. Nos. 32022 (Mar. 3, 2016) (notice) and 32054 (Mar. 29, 2016) (order); The Saratoga Advantage Trust and James Alpha Management, LLC, Investment Company Act Rel. Nos. 31447 (Feb. 5, 2015) (notice) and 31495 (Mar. 3, 2015) (order).

     In addition, consistent with the Original Order and Prior Order, Applicants have added a condition, modified a condition, and not included certain conditions from recent precedent in light of VGI’s unique management structure and because VGI operates “at cost.” These modifications are described below and reflect the Commission’s approach to the similar previous relief granted to the Applicants.

     First, consistent with the Original Order and Prior Order, Applicants have included as a condition that each Selected Fund will operate as a member of The Vanguard Group with “internalized” corporate management and distribution services provided by VGI pursuant to the FSA. This condition is generally the predicate for the additional variations from recent precedent discussed below.

     Second, as described in the Prior Application, the fee disclosure relief with respect to a traditional multi-manager fund where the primary adviser operates for profit is typically subject to two conditions that require the primary adviser to provide the board of the multi-manager fund with information regarding the profitability of the primary adviser. These two conditions are not applicable to VGI and the Selected Funds, where VGI operates “at cost.” Accordingly, consistent with the Prior Order, the Applicants have not included these two conditions.

     Third, as described in the Prior Application, the fee disclosure relief is also typically granted subject to a condition that independent trustees of the board of a multi-manager fund must engage independent legal counsel as defined in Rule 0-1(a)(6) under the 1940 Act. Consistent with the Prior Order, the Applicants have included a condition that tracks the fund governance standards of Rule 0-1(a)(7) under the 1940 Act by requiring that any person who acts as legal counsel for the Independent Trustees must be an independent legal counsel as defined in Rule 0-1(a)(6) under the 1940 Act. Applicants believe this condition is appropriate due to VGI’s unique ownership structure. VGI is wholly and jointed owned directly by the Trusts and indirectly by Fund shareholders, rather than by outside interests. The interests of the Independent Trustees, Fund shareholders, the Trusts and VGI are aligned since VGI operates for the benefit of the Trusts and Funds pursuant to the FSA. Under this condition, the Independent Trustees have complete discretion to select independent legal counsel, but would not be required to do so.

     Fourth, in recent years, the voting relief for a traditional multi-manager fund has been subject to a condition that requires a shareholder vote for any new or amended sub-advisory agreement that causes an increase in the aggregate advisory fee rate of a multi-manager fund. As the Commission staff has explained, a traditional multi-manager fund can avoid such a shareholder vote because a primary adviser that operates for profit could hire a sub-adviser at a higher rate by offsetting the increase in sub-advisory rate with a decrease in the advisory fee rate paid to the primary adviser.23 In the case of the Selected Funds, however, because VGI operates “at cost,” there is minimal ability to engage in such offsets. Accordingly, if this condition were to be included, VGI and the Board would not be able to hire Selected Advisers at higher rates than initial Selected Advisers without increasing the aggregate advisory fee rate and holding a shareholder vote on the new Selected Advisory Agreement. Such a situation would defeat an underlying premise of the requested relief: that the shareholders of a Selected Fund expect VGI, subject to the supervision of the Board, to select the appropriate Selected Advisers for a Selected Fund, and that those shareholders should not have to experience additional costs and delays in connection with shareholder votes on the relevant Selected Advisory Agreements. Moreover, because VGI is wholly and jointly owned by the Trusts and operates for the benefit of the Trusts and the Funds, there are no conflicts of interest that could motivate VGI and the Board to select a higher-cost Selected Adviser that was not appropriate for a Selected Fund without violating their fiduciary duties to the Selected Fund. Neither the Original Order granted by the Commission itself nor the Prior Order was subject to this recent condition, and various Selected Funds have enjoyed the cost savings and efficiency of the current approach for more than 20 years. Accordingly, consistent with the Original Order and Prior Order, Applicants have not included this condition.

     Finally, in light of the unique terms and conditions of the Prior Order and the requested relief as described above, Applicants have not included a condition to standard multi-manager relief that the requested order would expire on the effective date of an exemptive rule under the 1940 Act providing substantially similar relief. In light of VGI’s unique management structure and “at cost” operations, Applicants believe that a rule that provides multi-manager relief for traditional multi-manager structures may not recognize the unique features of the multi-manager structure as applicable to the Selected Funds under their exemptive orders. Applicants also note that an exemptive rule for this type of relief under the 1940 Act was proposed in 2003 and formally withdrawn by the Commission from the Unified Agenda of Regulatory and Deregulatory Actions in 2009.24 To the knowledge of the Applicants, there has been no indication that the Commission intends to re-start the rulemaking process for such a rule. As such, this condition does not seem appropriate for the requested relief.

23 “Multi-Manager Funds – Aggregate Advisory Fee Rate,” IM Guidance Update, No. 2014-03 (Feb. 24, 2014) at
https://www.sec.gov/divisions/investment/guidance/im-guidance-2014-03.pdf.

24 See Exemption from Shareholder Approval for Certain Subadvisory Contracts at
http://www.reginfo.gov/public/do/eAgendaViewRule?pubId=200904&RIN=3235-AH80 (noting withdrawal of proposed Rule 15a-5 under the 1940 Act on April 1, 2009).

VII. CONDITIONS

     Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:25

1. Before a Selected Fund may rely on the order requested in the Application, the operation of the Selected Fund in the manner described in this Application, including the hiring of Wholly-Owned Selected Advisers, will be, or has been, approved by a majority of the Selected Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a new Selected Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 3 below, by the sole initial shareholder before offering the Selected Fund’s shares to the public.

2. Each Selected Fund will operate as a member of The Vanguard Group with “internalized” corporate management and distribution services provided by VGI pursuant to the FSA.

3. The prospectus for each Selected Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Selected Fund will hold itself out to the public as employing the management structure described in this Application. Each prospectus will prominently disclose that VGI has the ultimate responsibility, subject to oversight by the Board, to oversee the Selected Advisers and recommend their hiring, termination and replacement.

4. VGI will provide general management services to a Selected Fund, including overall supervisory responsibility for the general management and investment of the Selected Fund’s assets. Subject to review and approval of the Board, VGI will (a) set a Selected Fund’s overall investment strategies, (b) evaluate, select, and recommend Selected Advisers to manage all or a portion of a Selected Fund’s assets, and (c) implement procedures reasonably designed to ensure that Selected Advisers comply with a Selected Fund’s investment objective, policies and restrictions. Subject to review by the Board, VGI will (a) when appropriate, allocate and reallocate a Selected Fund’s assets among multiple Selected Advisers; and (b) monitor and evaluate the performance of Selected Advisers.

5. A Selected Fund will not make any Ineligible Selected Adviser Changes without the approval of the shareholders of the applicable Selected Fund.

6. Selected Funds will inform shareholders of the hiring of a new Selected Adviser within 90 days after the hiring of the new Selected Adviser pursuant to the Modified Notice and Access Procedures.

25 Applicants will only comply with conditions 8 and 11 if they rely on the relief that would allow them to provide
Aggregate Fee Disclosure.

7. At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

8. Any person who acts as legal counsel for the Board’s Independent Trustees must be Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

9. Whenever an investment adviser change is proposed for a Selected Fund with an Affiliated Selected Adviser or a Wholly-Owned Selected Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Selected Fund and its shareholders, and does not involve a conflict of interest from which VGI or the Affiliated Selected Adviser or Wholly-Owned Selected Adviser derives an inappropriate advantage.

10. No trustee or officer of a Selected Fund, or director or officer of VGI, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Selected Adviser, except for (a) ownership of interests in VGI or any entity, other than a Wholly-Owned Selected Adviser, that controls, is controlled by, or is under common control with VGI, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Selected Adviser or an entity that controls, is controlled by, or is under common control with a Selected Adviser.

11. Each Selected Fund will disclose the Aggregate Fee Disclosure in its registration statement.

VIII. PROCEDURAL MATTERS

     All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

     Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are noted on the first page of this Application, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

     Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

     For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Each Trust identified as an Applicant to this Application
By:	/s/ Anne E. Robinson
Name:	Anne E. Robinson
Title:	Secretary

The Vanguard Group, Inc.
By:	/s/ Anne E. Robinson
Name:	Anne E. Robinson
Title:	Secretary, Managing Director, and General Counsel

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Authorizations
Exhibits B-1 through B-2	Verifications
Exhibit C	List of Current Selected Funds and Selected Advisers

Exhibit A-1

AUTHORIZATION

The undersigned hereby certifies that she is Secretary of Vanguard Admiral Funds, Vanguard Bond Index Funds, Vanguard California Tax-Free Funds, Vanguard Charlotte Funds, Vanguard Chester Funds, Vanguard Convertible Securities Fund, Vanguard Explorer Fund, Vanguard Fenway Funds, Vanguard Fixed Income Securities Funds, Vanguard Horizon Funds, Vanguard Index Funds, Vanguard International Equity Index Funds, Vanguard Malvern Funds, Vanguard Massachusetts Tax-Exempt Funds, Vanguard Money Market Reserves, Vanguard Montgomery Funds, Vanguard Morgan Growth Fund, Vanguard Municipal Bond Funds, Vanguard New Jersey Tax-Free Funds, Vanguard New York Tax-Free Funds, Vanguard Ohio Tax-Free Funds, Vanguard Pennsylvania Tax-Free Funds, Vanguard Quantitative Funds, Vanguard Scottsdale Funds, Vanguard Specialized Funds, Vanguard STAR Funds, Vanguard Tax-Managed Funds, Vanguard Trustees’ Equity Fund, Vanguard Valley Forge Funds, Vanguard Variable Insurance Funds, Vanguard Wellesley Income Fund, Vanguard Wellington Fund, Vanguard Whitehall Funds, Vanguard Windsor Funds, and Vanguard World Fund (each, a “Vanguard Fund”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken, and the person signing and filing the Application on behalf of the Vanguard Funds is fully authorized to do so; and that the Boards of Trustees of the Vanguard Funds adopted the following resolutions on May 20, 2016:

RESOLVED, that each Vanguard Fund, be, and each hereby is, authorized and directed to join in an application for exemptive relief (the “Application”) to the U.S. Securities and Exchange Commission, from the provisions of Section 15(a) of the Investment Company Act of 1940 (“1940 Act”) and Rule 18f-2 thereunder, as well as certain disclosure requirements, and to execute and cause to be filed the Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of each Vanguard Fund be, and each hereby is, authorized, to take any and all such actions they determine, in their discretion, to be necessary or desirable to carry out the purpose of the foregoing resolution, and to execute and deliver all such documents in the name of, and on behalf of, each Vanguard Fund, as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution.

By:	/s/ Anne E. Robinson
Name:	Anne E. Robinson
Title:	Secretary

A-1

Exhibit A-2

AUTHORIZATION

The undersigned hereby certifies that she is Secretary, Managing Director, and General Counsel of The Vanguard Group, Inc.; that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken, and the person signing and filing the Application on behalf of The Vanguard Group, Inc. is fully authorized to do so; and that the Board of Directors of The Vanguard Group, Inc. adopted the following resolutions on May 20, 2016:

RESOLVED, that The Vanguard Group, Inc. (“Vanguard”), be, and hereby is, authorized and directed to join in an application for exemptive relief (the “Application”) to the U.S. Securities and Exchange Commission, from the provisions of Section 15(a) of the Investment Company Act of 1940 (“1940 Act”) and Rule 18f-2 thereunder, as well as certain disclosure requirements, and to execute and cause to be filed the Application, and any amendments thereto, with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that the appropriate officers of Vanguard be, and each hereby is, authorized, to take any and all such actions they determine, in their discretion, to be necessary or desirable to carry out the purpose of the foregoing resolution, and to execute and deliver all such documents in the name of, and on behalf of, Vanguard, as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution.

By:	/s/ Anne E. Robinson
Name:	Anne E. Robinson
Title:	Secretary, Managing Director, and General Counsel

A-2

Exhibit B-1

VERIFICATION

The undersigned, states that she has duly executed this Application for an Exemptive Order dated February 15, 2017, for and on behalf of Vanguard Admiral Funds, Vanguard Bond Index Funds, Vanguard California Tax-Free Funds, Vanguard Charlotte Funds, Vanguard Chester Funds, Vanguard Convertible Securities Fund, Vanguard Explorer Fund, Vanguard Fenway Funds, Vanguard Fixed Income Securities Funds, Vanguard Horizon Funds, Vanguard Index Funds, Vanguard International Equity Index Funds, Vanguard Malvern Funds, Vanguard Massachusetts Tax-Exempt Funds, Vanguard Money Market Reserves, Vanguard Montgomery Funds, Vanguard Morgan Growth Fund, Vanguard Municipal Bond Funds, Vanguard New Jersey Tax-Free Funds, Vanguard New York Tax-Free Funds, Vanguard Ohio Tax-Free Funds, Vanguard Pennsylvania Tax-Free Funds, Vanguard Quantitative Funds, Vanguard Scottsdale Funds, Vanguard Specialized Funds, Vanguard STAR Funds, Vanguard Tax-Managed Funds, Vanguard Trustees’ Equity Fund, Vanguard Valley Forge Funds, Vanguard Variable Insurance Funds, Vanguard Wellesley Income Fund, Vanguard Wellington Fund, Vanguard Whitehall Funds, Vanguard Windsor Funds, and Vanguard World Fund (each, a “Vanguard Fund”); that she is Secretary of each Vanguard Fund; and that all action by trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Anne E. Robinson
Name:	Anne E. Robinson
Title:	Secretary

B-1

Exhibit B-2

VERIFICATION

The undersigned, states that she has duly executed this Application for an Exemptive Order dated February 15, 2017, for and on behalf of The Vanguard Group, Inc., that she is Secretary, Managing Director, and General Counsel of such company; and that all action by directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Anne E. Robinson
Name:	Anne E. Robinson
Title:	Secretary, Managing Director, and General Counsel

B-2

Exhibit C

List of Current Selected Funds and Selected Advisers

Vanguard Balanced Portfolio	Vanguard Global Equity Fund
Wellington Management Company LLP	Baillie Gifford Overseas Ltd.
Marathon Asset Management LLP
Vanguard Capital Growth Portfolio	Acadian Asset Management LLC
PRIMECAP Management Company
Vanguard GNMA Fund
Vanguard Capital Opportunity Fund	Wellington Management Company LLP
PRIMECAP Management Company
Vanguard Growth and Income Fund
Vanguard Capital Value Fund	Los Angeles Capital
Wellington Management Company LLP	D. E. Shaw Investment Management, L.L.C.

Vanguard Convertible Securities Fund	Vanguard Growth Portfolio
Oaktree Capital Management, L.P.	Jackson Square Partners, LLC
Wellington Management Company LLP
Vanguard Diversified Value Portfolio	William Blair Investment Management, LLC
Barrow, Hanley, Mewhinney & Strauss, LLC
Vanguard Health Care Fund
Vanguard Dividend Growth Fund	Wellington Management Company LLP
Wellington Management Company LLP
Vanguard High Yield Bond Portfolio
Vanguard Emerging Markets Select Stock Fund	Wellington Management Company LLP
M&G Investment Management Limited
Wellington Management Company LLP	Vanguard High-Yield Corporate Fund
Pzena Investment Management, LLC	Wellington Management Company LLP
Oaktree Capital Management, LP
Vanguard International Explorer Fund
Vanguard Energy Fund	Schroder Investment Management North America Inc.
Wellington Management Company LLP	Wellington Management Company LLP

Vanguard Equity Income Fund	Vanguard International Growth Fund
Wellington Management Company LLP	Baillie Gifford Overseas Ltd.
Schroder Investment Management North America Inc.
Vanguard Equity Income Portfolio
Wellington Management Company LLP	Vanguard International Portfolio
Schroder Investment Management North America Inc.
Vanguard Explorer Fund	Baillie Gifford Overseas Ltd.
Granahan Investment Management, Inc.
Wellington Management Company LLP	Vanguard International Value Fund
Kalmar Investment Advisers	Lazard Asset Management LLC
Stephens Investment Management Group, LLC	Edinburgh Partners Limited
Arrowpoint Partners	ARGA Investment Management, LP

Vanguard Explorer Value Fund	Vanguard Long-Term Investment-Grade Fund
Frontier Capital Management Co., LLC	Wellington Management Company LLP
Cardinal Capital Management, L.L.C.
Vanguard Mid-Cap Growth Fund
Victory Capital Management, Inc.
William Blair Investment Management, LLC

C-1

Vanguard Morgan Growth Fund	Vanguard Wellesley Income Fund
Wellington Management Company LLP	Wellington Management Company LLP
Jennison Associates LLC
Frontier Capital Management Co., LLC	Vanguard Wellington Fund
Wellington Management Company LLP
Vanguard Precious Metals and Mining Fund
M&G Investment Management Limited	Vanguard Windsor Fund
Wellington Management Company LLP
Vanguard PRIMECAP Fund	Pzena Investment Management, LLC
PRIMECAP Management Company
Vanguard Windsor II Fund
Vanguard PRIMECAP Core Fund	Barrow, Hanley, Mewhinney & Strauss, LLC
PRIMECAP Management Company	Hotchkis and Wiley Capital Management, LLC
Lazard Asset Management LLC
Vanguard Selected Value Fund	Sanders Capital, LLC
Barrow, Hanley, Mewhinney & Strauss, LLC
Donald Smith & Co., Inc.
Pzena Investment Management, LLC

Vanguard Small Company Growth Portfolio
Granahan Investment Management, Inc.
Arrowpoint Partners

Vanguard U.S. Growth Fund
Baillie Gifford Overseas Ltd.
Wellington Management Company LLP
William Blair Investment Management, LLC
Jennison Associates LLC
Jackson Square Partners, LLC

C-2